

May 24, 2022

Edward Durkin
Chief Financial Officer
Casa Systems, Inc.
100 Old River Road
Andover , Massachusetts 01810

> **Re: Casa Systems, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Form 8-K furnished April 18, 2022**
> **File No. 1-38324**

Dear Mr. Durkin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 25, 2022

Consolidated Statements of Operations and Comprehensive Income (Loss), page 76

1. We note from your disclosure on page 59 of MD&A that the decrease in selling, general and administrative expense was primarily driven by a $2.5 million decrease in depreciation expense as assets that became fully depreciated were not replaced. Please tell us if all depreciation expense is included in selling, general and administrative expense or if any amounts are included in cost of revenue and tell us how you considered the guidance in SAB Topic 11:B. Please note that we believe it would be inappropriate to present a gross profit subtotal that excludes depreciation and amortization.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Inventories, page 80

2.   You disclose that inventories are stated at the lower of cost or market value. Please clarify if you recognize inventory at the lower of cost or market value, or lower of cost or *net realizable value*, and revise your disclosures accordingly. See ASC 330-10-35-1B.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page 83

3.   Please clarify the nature of the maintenance and support services provided to customers in connection with your perpetual licenses. If material, tell us how you determined that these support services are distinct performance obligations. To better understand your disclosure, tell us if customers can 'opt out' of support services included in the original sale, for a discounted purchase price. Please also disclose the percentage of customers who purchase the annual renewals.   Refer to ASC 606-10-25-21.

Note 16. Segment Information, page 107

4.   We note from your disclosure in Note 16 that you operate as one operating segment and the CODM is your President and Chief Executive Officer. We also note from an Investor Day 2021 presentation, that management includes Vice Presidents of Access Devices, Product Management and Wireline Solutions. Please describe the role of the CODM and each of the individuals who report to the CODM. Also, please describe the roles of the aforementioned Vice Presidents. In addition, please provide us the following information:

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
- Describe the information regularly provided to the CODM and how frequently it is prepared;
- Describe the information regularly provided to the Board of Directors and how frequently it is prepared;
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and
- Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Form 8-K furnished April 18, 2022

Exhibit 99.1 Earnings Release

Reconciliation of Selected GAAP and Non-GAAP Financial Measures, page 7

5.   We note that your reconciliation of net income to non-GAAP net income includes an adjustment for amortization of acquired intangibles. Please revise to disclose the nature of the amortization that is being excluded from the measure; and that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing